1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
Thomas Friedmann thomas.friedmann@dechert.com +1 202 261 3313 Direct +1 202 261 3016 Fax

July 7, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	Eagle Point Credit Company LLC

File Numbers: 333-196500; 811-22974

Ladies and Gentlemen:

On behalf of Eagle Point Credit Company LLC (the “Registrant”), a closed-end management investment company, electronically transmitted for filing is amendment no. 1 to the Registrant’s registration statement on Form N-2 under the Investment Company Act of 1940, as amended, and Securities Act of 1933, as amended, with exhibits (the “Registration Statement”).

The Registrant intends to complete and file the Consolidated Schedule of Investments as of June 30, 2014 in a subsequent pre-effective amendment to the Registration Statement. In addition, the Registrant may revise the fees and expenses listed in the Summary of Expenses section in a subsequent pre-effective amendment to the Registration Statement as the Registrant finalizes its discussions with the underwriters regarding the terms of the offering in light of market conditions.

Please direct any questions concerning the filing to the undersigned at (202) 261-3313 or Allison M. Fumai at (212) 698-3526.

Very truly yours,

/s/ Thomas J. Friedmann